Exhibit 12.1

Ratio of Earnings to Fixed Charges
(In millions, except ratios)

	Year-to-Date Ended	Fiscal Year Ended
	September 6, 2014 (28 weeks)	February 22, 2014 (52 weeks)	February 23, 2013(1) (52 weeks)	February 25, 2012(2) (52 weeks)	February 26, 2011(3) (52 weeks)	February 27, 2010 (52 weeks)
Earnings (loss) from continuing operations before income taxes, excluding earnings attributable to noncontrolling interests	$117	$11	$(426)	$(151)	$(260)	$66
Net overdistributed earnings of less than fifty percent owned affiliates	—	1	1	—	—	—
Fixed charges	131	444	313	295	279	271
Amortized capitalized interest	—	(1)	(4)	(6)	(8)	(4)
Earnings (loss) available to cover fixed charges	$248	$455	(116)	138	11	333

Interest expense	110	407	272	251	235	229
Capitalized interest	—	1	4	6	8	4
Interest on operating leases	21	36	37	38	36	38
Total fixed charges	$131	$444	313	295	279	271

Ratio of earnings to fixed charges	1.90	1.02	N/A	N/A	N/A	1.23

N/A represents a ratio of less than one.

(1)         The Company’s earnings available to cover fixed charges were insufficient to cover fixed charges for fiscal 2013 due to $227 of non-cash asset impairment and other charges before tax, administrative expenses related to divested NAI operations, $36 of severance costs before tax, $22 of store closure charges and costs before tax, $22 of non-cash unamortized financing costs before tax and $6 of non-cash intangible asset impairment charges before tax, offset in part by $10 in a cash settlement received from credit card companies before tax.

(2)         The Company’s earnings available to cover fixed charges were insufficient to cover fixed charges for fiscal 2012 due to administrative expenses related to divested NAI operations, $92 of non-cash goodwill impairment charges before tax and severance costs of $15 before tax.

(3)         The Company’s earnings available to cover fixed charges were insufficient to cover fixed charges for fiscal 2011 due to administrative expenses related to divested NAI operations, $110 of non-cash goodwill impairment charges before tax, $49 of store closure charges and retail market exit charges and costs before tax and $38 of charges for severance, labor buyout and other costs before tax.